INVEST IN **ORGANIC TRANSIT**

World's first production solar vehicle



ELF

organictransit.com Efland, NC

Technology | Hardware | B2C | Manufacturing | Climate Change

Highlights

Repeat Founder
Started a prior company with $2M+ in funding or revenue

1. Organic Transit is re-emerging as a subsidiary of Environmental Transit Authority (ETA)
2. Original ELF has traveled 10+ Million Miles, in all 50 states and across 15 countries
3. The first Organic Transit delivered 850 ELFs: Manufactured in the USA and $7M+ revenue
4. The average car cost is $12k/year. ELF is cheaper, healthier, and ready for all-weather local travel
5. Over 8,000 unsolicited soft orders, potentially $80 million in revenue
6. The micromobility market is growing fast and projected to be $340 billion by 2030 (not guaranteed)
7. Original founder is back in charge, creating the ELF 3.0 for safety, efficiency, comfort and economy
8. The core technology of the ELF is patented

Featured Investor



Steve Weinstein in Follow

Invested $15,000

After 20+ years with Johnson & Johnson, Steve retired in 2022 and became an investor in private and public companies, Board Member of many organizations & CEO of SanMelix Laboratories, leveraging his marketing, supply chain, and innovation experience.

Steve Weinstein, Investor

"Solar power has become widely used to power business facilities, homes and other infrastructure needs. However, it is untapped in the field of transportation. Electric cars are expensive and overkill for many driving needs, while golf carts are bulky and offer no chance for exercise. Organic Transit has created the most efficient vehicle on the planet!

The new ELF is an amazingly innovative, high-quality and cost-effective solution for individuals, businesses

The new ELF is an amazingly innovative, high-quality and cost-effective solution for individuals, businesses and communities looking for a vehicle specifically designed for Urban Mobility!

As an investor of over 30 years, I look for opportunities that use proven technologies in new ways to solve real-world issues. Rob and his team have developed an optimized urban and community vehicle—super-efficient, highly practical, significantly lower in cost to buy and operate than a gas or electric car, and powered by nature.

It's not often that you get the chance to participate in an early startup right after an industry-changing innovation has proven itself by delivering 850 vehicles. Organic Transit gives us that unique opportunity and I am thrilled to get to be a part of the ride!"

Team



Rob Cotter Founder & CEO

Rob is the visionary behind Organic Transit, ETA, and the creator of the ELF. With a background in Transportation Design, communications, and marketing, his career is dedicated to building efficient, sustainable transportation for everyday use.



Michael G. Hastings Chief Financial Officer and Member of Board

Corporate finance officer for over 30 years & original member of the Organic Transit Board of Directors. Previously worked with Enersys in Investor Relations as the VP and Treasurer to take it to an Initial Public Offering ($3.6B annual revenue).



Aly Khalifa Chief Technical Officer

Aly brings 30+ years of experience in sustainable design, 45+ patents, and a track record of launching climate-focused innovations. As CTO of Organic Transit, he leads the charge in design & engineering the next generation of the ELF fleet of vehicles.



Beth Khalifa Creative Director

Beth brings a bold design vision to sustainable mobility. As co-founder of several successful ventures through Positive Company, she blends artistry with impact, helping reimagine the ELF, an iconic solar-pedal-electric vehicle, for today's roads.



Diogenes Ruiz Business and Design Consultant

Diogenes Ruiz career spans three decades working with startups, expansions, and relaunches. He received the Entrepreneurial Spirit Award from Hispanic Business magazine, and is a writer and speaker on topics of business, technology, and human potential.



Tom Glass Manufacturing, Service and Warranty Advisor

Tom is part of the original ELF team, has decades of experience in manufacturing, troubleshooting and field service. "What happens in the factory determines what happens on the road." A factory trained BMW technician and machinist for Benson Gyrocopter.

ELF Solar Vehicle: Safer than a bike, more affordable than a car.

Hi Friends,

The most polluting thing most of us do each day is drive. It's also one of the most expensive – in 2025 AAA reported that car ownership costs the average American more than $12,000 per year. And the majority of those trips are under 10 miles, with a single passenger.

At Environmental Transit Authority, Inc. (ETA), we built the ELF to close that gap. It's a three-wheel, solar-assisted, pedal-electric hybrid that fits bike lanes, requires no license or registration, and carries a passenger and a week's worth of groceries. It gets the equivalent of 1,800 MPGe and requires less than 400 pounds of CO_2 to manufacture compared to roughly 40 tons for a conventional electric car.

I'm Rob Cotter, Founder and CEO of Organic Transit. In 2012, I started the company in an abandoned furniture warehouse in Durham, North Carolina. Three months after building our first prototype, we ran a Kickstarter campaign that raised $225K in 30 days. We delivered all 51 vehicles within 8 months.

Since then, we've built and delivered 850 ELFs to all 50 states and 15 countries. Our riders have logged over 10 million miles. We've had zero serious injuries, zero frame

failures, and a warranty rate under 3%. Our first-generation frame came with a 10-year guarantee; after years of real-world use, we extended it to lifetime.

Now we're developing the ELF 3.0, the next generation of a vehicle that already has a 750-person waitlist, built entirely through word of mouth.

We're raising investment on Wefunder to bring it to production. If you believe transportation should be practical, affordable, and less wasteful, we'd be glad to have you join us.

Rob Cotter and the ETA Team



ORGANIC TRANSIT
THE ALL NEW ELF 3.0

The ELF 3.0 delivers power without fossil fuels, giving you the freedom to ride your way, pedal, electric assist, or solar. Its rooftop solar panels extend your range beyond what a battery alone can provide.



Experience the Future
TRIPLE POWERED. NEXT GENERATION.
Harnessing solar, pedal, and electric energy.

We're fortunate to have a passionate customer base. 10 million miles of insights are fueling bold new design innovations as we ramp up production.

ELF 3.0 combines major upgrades in technology, style, and manufacturing, while keeping everything riders already loved. Here is a snapshot of what we plan to achieve:



2300 MPGe
The equivalent of gasoline expenditure in the average car
up to 30 MPH*
20 mph electric assist, 30 mph with pedaling *depending on classification
up to 200 Mile Range
Get where you are going—and back—no problem
80% Recharge 45min.
Plug into standard electrical outlet—80% in 45 minutes & fully charged in 2.5 hours
~42" Wide
Body is sized for versatile use on both roads and greenways
160 Lbs
Total weight of the ELF! Light-weight and easy to move
550 Lb Payload
Cargo capacity enables a passenger and groceries
350W–3KW
Powerful electric motors for multiple classifications

> Wherever our products are used, riders are healthier, communities are safer, and the planet is cleaner. We call this the pursuit of happiness. -Rob Cotter, Founder

Fully Loaded. Ready for Action.

With a Targeted $7,500 base price and integrating features inspired directly by our community, the soul of the ELF stays the same, but the experience will be radically better.


Safety + Comfort + Technology
Durable, UV-stable, recyclable body
Strong, light, modular frame
up to 200W solar roof
up to 200 mile e-range
~2 hour charge battery
2-Passenger & Cargo: 550 lb payload
Lockable Storage
Reverse Gear
Regenerative Brakes
Low step-in height & full flooring
Ergonomic seat, optional heat & cooling
Original ELF (2012–2020) Firsts
First commercially available solar EV
Highest mileage traveled per unit of any bike**
Lower Co2 per mile than any powered vehicle
Zero serious injuries over 10 million miles**
Least pollutants during manufacturing
24/7 Roadside Assistance
Zero frame failures
Safety cameras
Optional full/partial doors
LED Lights & Turn Signals
Zero paint: molded in color
Full suspension for better ride
U.S. manufacturing & assembly
**per Organic Transit estimates

Better than a Bike. Better than a Car.

Why drive 2 tons of steel for a loaf of bread? The ELF is lighter, cheaper, and cleaner than a car and safer, faster, and more comfortable than a bike. Park with the bikes, load it like a car, and you'll be looking for excuses to run errands.

- **Better than a bike:** No sweat (unless you want it), no strain (unless you're pushing yourself), no exposure. Carry your groceries, your kid, or even your dog. Stay active, breathe fresh air, and conquer hills without the burnout.
- **Better than a car:** No gas, no insurance, no parking headaches. Just clean, quiet, low-cost travel that moves with you—not against you.
- **80% of ELFs ever sold replaced a second car.** The average ELF owner logs over 2,500 miles a year – 100 times the average bike rider. That's not a hobby vehicle. That's a daily driver with a real market behind it.



5 Problems We Aim to Solve

RIDE SAFETY	✗ Many people don't feel safe riding bikes in traffic—unstable, exposed, and invisible to cars.	✓ The ELF keeps riders protected and confident with a stable 3-wheel design, a high-visibility shell, lights, mirrors, and a comfy bucket seat.
EVERYDAY PRACTICALITY	✗ Cars are overkill and wasteful for short trips. Bikes can't carry much or shield you from the elements.	✓ The ELF lets you commute, haul groceries, or bring a passenger—more space than a bike and without the hassle or footprint of a full-size car.
PLANET HEALTH	✗ Gas-powered vehicles pollute the air, clog roads, and burn nonrenewable fuel for even short trips.	✓ Powered by solar, electric, and you. The ELF reduces carbon, traffic, and parking demand—all while using sustainable materials.
PERSONAL HEALTH	✗ Most vehicles keep us sedentary, even for trips that could help us stay active.	✓ Pedal when you want, power up when you need. The ELF encourages motion—without the sweat or strain of a bike commute.
DESIGNED FOR PRODUCTION	✗ Most clean mobility ideas never get past the prototype—too expensive or complex to manufacture.	✓ Designed from the ground up to be scalable, serviceable, and manufacturable today—not someday.

Our Story


Founded by Rob Cotter in 2012, Organic Transit helped spark the micromobility movement with its groundbreaking


vehicle, the ELF.

Founded by Rob Cotter in 2012, Organic Transit created an entirely new vehicle category and the market noticed.

The ELF has been covered by NPR, CNN, CBS, the BBC, the Wall Street Journal, and NBC. A single Tech Insider video generated over 1 million views, 28,000 shares, and 52,000 likes within 24 hours.

The NC Department of Commerce recognized the ELF as one of nine significant North Carolina inventions, alongside the Wright Brothers' aircraft, the bar code, and the first public university. The vehicle has also earned a Green America People and Planet Award, an NC Tech Award, recognition in Entrepreneur magazine's 100 Brilliant Companies, and selection by Lufthansa as a top urban mobility vehicle.

76% of ELF owners say they are very likely or extremely likely to recommend it to others.

We're inviting investors to join us on this next chapter.


ELF

The Original ELF Sold 850 Vehicles!

The ELF was an early entrant to the market, and we stood out by delivering 850 real vehicles while most companies still remain in concept today. With hundreds of units on the road, we've gained invaluable real-world feedback from passionate users. This isn't a prototype; it's a proven product, ready for its next chapter.


850+
on the
Road
10,000,000+
miles ridden

Who's Talking

THE WALL STREET JOURNAL.

"When one horsepower is enough."

TechCrunch

"The revolution has begun, my friends."

Bloomberg

CityLab

"ELF might be the most adorable little vehicle on the market."

Media Coverage & Awards

CBS NEWS · THE WALL STREET JOURNAL · npr · The News&Observer · NBC · Entrepreneur · WIRED · TODAY · übergizmo · REUTERS · HLN · TC · USA TODAY · NATIONAL GEOGRAPHIC · mother nature network · SCIENTIFIC AMERICAN · BBC · AARP · CNN · SIERRA CLUB · PBS

FIRSTS · Urban Mobility · Green America's PEOPLE & PLANET AWARD · NC TECH AWARDS · Entrepreneur 100 BRILLIANT COMPANIES



NO SWEAT

Pedal when you want & let electric assist handle the hills.



WEATHER READY

Stay comfortable & protected from the sun, rain or wind.



SEE & BE SEEN

Ride higher than a bike with lights, mirrors, & turn signals.



PRECIOUS CARGO

Carry kids, pets, groceries or gear with ease.



TRIPLE POWERED

Pedal, electric, or solar—choose your energy source.



RIDE FOR LESS

Low maintenance, no gas, no insurance headaches.


m
Organic Transit
mhsdesign96


Watch on YouTube

The ELF Comparative Advantage

Simply put, there's nothing like it.

Transportation Comparison

The ELF: Easy. Clean. Versatile. Fun.

	ELF 3.0	Standup Scooters	E-Bikes (class 1,2)	Mopeds	LSV (Golf Carts)	EV Motorcycles	EV Cars
Bike Path	✓	✓	✓	✗	✗	✗	✗
Streets	✓	✓	✓	✓	✓	✓	✓
Weather Ready	✓	✗	✗	✗	✓	✗	✓
Cargo Space	✓	✗	✗	✗	✗	✗	✓
Passenger Space	✓	✗	✗	✗	✗	✗	✓
Human Powered	✓	✓	✓	✗	✗	✗	✗
Electric Power	✓	✓	✓	varies	varies	✓	✓
Solar Power	✓	✗	✗	✗	✗	✗	✗
License	none	none	none	required	required	required	required
Insurance	none	none	none	required	required	required	required


Transportation Efficiency
Efficiency calculations assume vehicles travel at constant speed over flat terrain
ELF (w/elec assist) 30 mph
105 miles
Commuter Bike 10 mph
41 miles
Walker 4 mph
12 miles
Car & Driver 30 mph
1.2 miles
0
20
40
60
80
100
Miles per 1000 kcal
Sources: Andrew Grieshop & Joe Decarolis (NCSU); Fredrick Van de Walle; exploratorium.edu

Confidence in Every Curve: The Inherent Safety of the ELF

Safety is at the core of our design philosophy. Crafted with a lightweight aircraft aluminum frame, a Safety Cell body made from advanced polymers, recumbent seating, full integrated lighting, side view mirrors, triple disc brakes, and a high visibility design. The ELF enhances the visibility of a bicycle, providing the protective footprint of an enclosed vehicle.

Designed for Stability

Our three-wheel "tadpole" configuration, featuring two wheels in front and one in back, combined with our patented steering technology, provides exceptional stability, especially for lightweight vehicles where balance is crucial.

The rider sits forward within the chassis, which optimizes weight distribution. This improves handling and control, while the familiar upright steering position provides the intuitive feel most people are accustomed to from cars and bicycles. The result: confident cornering, predictable control, and a safer ride in all conditions.



Maintenance, Parts, Restoration & Sales Of Legacy ELFs
ELF Works HQ
• Tools, 6 Lifts
• Factory Manuals
• Transportation Available
• Prototyping
• Huge Parts Inventory
• 4500 Sq ft Facility
• 100% Off Grid Solar
Chuck Kuhlman
• Electrical Engineer with multiple patents
• Former OT employee
• Focused on electrical aspects of ELF repairs
• ELF Owner
Chris Carini
• Founder of the East Coast Electric Speed Shop
• Specialized in eBike sales & service
• Experienced in all aspects of ELF repairs
• ELF Owner

Freedom Through Inclusive Mobility

The ELF is designed with universal accessibility in mind, offering a liberating option for people with disabilities, especially those who can't ride a bike or don't have (or aren't eligible for) a driver's license. Its stable, three-wheeled frame and ability to travel on both streets and greenways provide a safe, independent way to get around. And with optional pedaling, riders can build strength and stay active on their own terms. It's mobility, reimagined for everyone.

> *We like to say that micromobility is not just for young men in skinny jeans riding scooters. Life comes with a lot of challenges like bad weather, grocery shopping, carting kids to school, book bags, lunch boxes, briefcases, baggage etc. that a scooter or bike may not comfortably handle.*

> *Life also comes with circumstances like pregnancy and osteoporosis. And some people get dealt a hand that comes with epilepsy, autism or other conditions that may rob them of their ability to travel independently by car. That's why we designed the ELF to carry 550 pounds of cargo so we can get more people, in all kinds of circumstances, away from auto dependency.*

> *— Maureen Costello, former Chief Administrative Officer, Organic Transit*

Impressive Footprint

The ELF is engineered for elegant minimalism, from its lightweight, recycled materials to its ultra-low energy demands. The ELF has a light footprint, which is beneficial for all of us.

A quiet, solar-electric glide that demands less from the planet and gives more in return.

2,300
MPGe

160lbs
compared to 4000lbs of an average car

99% less
total emissions than an average car
(when using solar/electric/pedal)

US Built
low-waste, low-carbon production processes

Clean
no fuel, noise or tailpipe emissions


ELF Showcase
Organic Transit
Watch on YouTube

Patented Tech

A key element in the ELF's design is the patented steering mechanism. This critical innovation is unlike any other vehicle on the market. This innovation lowers the center of gravity, making it less likely to tip over while still maintaining the ELF's agility. This fits in with our "Safety Cell" strategy.


(12) United States Patent
Cotter
(10) Patent No.: US 10,864,961 B2
(45) Date of Patent: *Dec. 15, 2020
(54) STEERING MECHANISM FOR VEHICLE
(56) References Cited
X
104
105
100A
100B
Y
101A
101B
103




FUSELAGE FRAME
INCREASED CORNERING RIGIDITY
SIMPLIFIED CONSTRUCTION


INTEGRATED DOORS
MODULAR REAR SYSTEM
DRY CABIN

AeroDynamic Efficiency

Imagine the aerodynamic drag of a cyclist, now add a safety shell, weather protection, room for a passenger, and storage for your weekly haul. That's what this delivers.


$C_D = 0.32$


$C_D = 0.35 - .40$

We utilized advanced Computational Fluid Dynamics (CFD) to fine-tune the ELF's aerodynamic body, minimizing drag and maximizing performance. With a sleek Coefficient of Drag (Cd) of just 0.32, the ELF slices through the air with the efficiency of a pro cyclist.

At cruising speeds of around 20 mph, roughly 60% of your energy (whether pedal or electric) goes into overcoming air resistance, a figure that increases with speed. That's why our streamlined design matters.

The result? You get the aerodynamic benefits of a conventional bicycle, *plus* weather protection, a safety-enhancing frame, space for a passenger, and room for a week's worth of groceries, all in one ultra-efficient vehicle.

Conditions are Perfect for the ELF


Supportive MicroMobility Landscape
1 Perfect ELF territory: 60% of car trips are under 5 miles
2 MicroMobility Policy Incentives , Expanding Bike Lanes & Access
3 Tech Improvements from batteries to solar to electronics
4 Skyrocketing Fuel Costs

The Market is Ready

The Market is Ready

Micromobility is projected to reach over **$340 billion by 2030***. The ELF fills a powerful niche between low-power e-bikes and high-cost EVs. With its modular, scalable production and a community that has been waiting for our return, the ELF 3.0 is poised for a massive impact.

*McKinsey & Company Report


MicroMobility Opportunity
60%
Percentage of US car trips that are under 5 miles in distance
$200B
Projected size of the global micromobility market by 2030
6.2 Tons
Amount of CO2 the ELF can mitigate per year

Target Audiences for the ELF

Urban Commuters

- Ideal for city trips without traffic or parking stress
- Perfect for bike-lane-friendly commutes

Parents & Families

- Haul kids, groceries, and gear—safely and simply
- Great for older adults wanting comfort and ease

Environmental Advocates

- Cut emissions with solar + human power
- Support clean, local, circular economies

People with Disabilities or License Limitations

- Accessible mobility without needing a driver's license
- Seated, protected travel for greater independence

Targets for Fleets and Rentals

The ELF offers more than mobility... it delivers experience. With solar power, electric assist, and an open-air ride, it's perfect for resorts, parks, and scenic getaways.

Quiet, intuitive, and emission-free, rental fleets of ELFs transform transportation into an enjoyable experience, inviting riders to explore at a human scale.

University Students & Faculty

- Campus-ready, car-free transport
- Great fit for sustainability programs and shared fleets

Resorts and Park Guest Transport

- Perfect for large car-free campuses and spaces
- Offering guests the freedom and fun to move around easily

Local Delivery & Mobile Services

- Efficient, low-cost solution for couriers and service teams
- Easy parking, no fuel, and low overhead


Marketing Traction
30,000
6 Million

social media followers

organic video views

6,000
newsletter subscribers

30+
media features

Join the Movement

We're raising seed capital to bring the ELF 3.0 from vision to vehicle:

- Finalize design and prototype
- Tool up for production
- Build the team
- Engage our passionate fanbase

Join us in building the future of micromobility. Invest in ELF 3.0 today.

https://www.youtube.com/embed/nICNeTxcyCo?showinfo=0

Recent Podcast Features

Chad Drive The Lightning Show: The Solar Electric ELF is coming back! ELF 3.0 from Organic Transport #velomobile #ebike

Aptera Owners club YT video:

Elf 3.0 is the super efficient solar powered answer for around town

Jeff the ninjaneer podcast:

Interviewing Rob from Organic Transit about ELF

Chad Drive The Lightning Show On Investing:

The ELF 3.0 is coming soon from Organic Transit. The solar charged electric and pedal vehicle.